

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

Shaun Kraft
Chief Financial Officer
MoneyHero Ltd
70 Shenton Way
#18-15, EON Shenton, S079118
Singapore

       Re: MoneyHero Ltd
           Post Effective Amendment No. 1 to Registration Statement on Form F-1
           Filed May 17, 2024
           File No. 333-275205

Dear Shaun Kraft:

We have reviewed your post-effective amendment and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Registration Statement on Form F-1 Filed May 17, 2024

General

1. We note your Form F-1 declared effective on January 22, 2024 registered, among other things, the resale of 42,988,598 Pubco Class A Ordinary Shares and that you now seek to register the resale of 43,314,748 Pubco Class A Ordinary Shares via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a), or remove the shares from the registration statement. Refer also to Securities Act Rules Compliance and Disclosure Interpretation Question 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin